Merger Announcement
November 2025

BLOCKFUEL ENERGY

IBG


CENTRAL
CENTRAL
WELLHEAD TO WALLET

ILLUSTRATIVE REPRESENTATION OF FUTURE MINING FACILITY

Disclaimer

We have prepared this presentation solely to illustrate the businesses of BlockFuel Energy, Inc. ("BlockFuel") and it does not constitute an offer to sell, or a solicitation of an offer to buy, any securities of BlockFuel or Innovation Beverage Group Limited ("IBG"). Nothing contained in this presentation is, or should be construed as, a recommendation, promise, or representation by the presenter or BlockFuel or IBG or any director, employee, agent, or adviser of BlockFuel or IBG. Information provided in this presentation speaks only as of the date hereof. BlockFuel and IBG assume no obligation to update any statement after the date of this presentation as a result of new information, subsequent events, or any other circumstances unless required by applicable law.

This presentation contains "forward-looking statements" and "forward-looking information." These statements include, but are not limited to, statements about the final terms of the potential merger transaction, the structure of such transaction, benefits of the contemplated transaction between IBG and BlockFuel, expected closing conditions and the parties' ability to complete the transaction, should definitive documentation be reached as well as other statements that are not historical facts. This information and these statements, which can be identified by the fact that they do not relate strictly to historical or current facts, are made as of the date of this press release or as of the date of the effective date of information described in this press release, as applicable. The forward-looking statements herein relate to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as "expects," "anticipates," "plans," "projects," "estimates," "envisages," "assumes," "intends," "strategy," "goals," "objectives" or variations thereof or stating that certain action events or results "may," "can," "could," "would," "might," or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions). All forward-looking statements are based on current beliefs as well as various assumptions made by and information currently available to BlockFuel and IBG. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections, and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. Such factors include, among others, (1) delays in finalizing definitive documentation for the contemplated transaction, (2) the risk that definitive documentation will reflect different terms than the non-binding terms described herein, (3) the risk of delays in consummating the contemplated transaction, including as a result of required regulatory and stockholder approvals, which may not be obtained on the expected timeline, or at all, (4) the risk of any event, change or other circumstance that could cause the parties to terminate the transaction prior to closing , (5) disruption to the parties' businesses as a result of the announcement and pendency of the transaction, including potential distraction of management from current plans and operations of IBG or BlockFuel and the ability of IBG and BlockFuel to retain and hire key personnel, (6) reputational risk and the reaction of each company's customers, suppliers, employees or other business partners to the transaction, (7) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (8) the outcome of any legal or regulatory proceedings that may be instituted against IBG or BlockFuel related to the transaction or merger agreement, should definitive documentation be executed, (9) the risks associated with third party contracts containing consent and/or other provisions that may be triggered by the contemplated transaction, (10) legislative, regulatory, political, market, economic and other conditions, developments and uncertainties affecting IBG's or BlockFuel's businesses; (11) the evolving legal, regulatory and tax regimes under which IBG or BlockFuel operate; (12) any restrictions during the pendency of the contemplated transaction that may impact the parties' ability to pursue certain business opportunities or strategic transactions; and (13) unpredictability and severity of catastrophic events, including, but not limited to, extreme weather, natural disasters, acts of terrorism or outbreak of war or hostilities. We caution any person reviewing this press release not to place undue reliance on these forward-looking statements as several important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions, and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur.

Merger of IBG and BlockFuel

Transaction Summary

- Innovation Beverage Group Limited to merge with BlockFuel Energy Limited, a privately held, vertically-integrated, oil & gas accumulator to Bitcoin miner
- Upon close, IBG is expected to rename to "BlockFuel Energy Limited" (NASDAQ: FUEL)
- The merger transaction is supported by the Board of Directors of both companies and is subject to stock exchange approval, the completion of interim financings, and other customary closing conditions

Overview

- Expected ownership is approximately 90% BlockFuel and 10% IBG, on a fully diluted basis
- Combined company to have minimal debt upon closing of the transaction, with compelling and scalable growth story
- Merger anticipated to close in Q4 2025

Management

- BlockFuel management will lead the combined company; IBG's executives will assist post-closing
- IBG business line and team to be transferred to subsidiary post closing; Sahil Beri to lead subsidiary
- Combined company will pursue oil & gas-to-power operations and cryptocurrency mining through a vertically integrated, cash-flow generating platform

BlockFuel Energy

A proven track record of developing profitable oil & gas operations

US focused, oil & gas development	Licensed and bonded as oil & gas operator
Proven production and development strategy	Demonstrated management track record
Long term relationships with oil & gas subcontractors	Local knowledge of oil reserves in Oklahoma
Modern technology revitalizing historically underutilized assets	Low cost vertical integration



BlockFuel - Strategic Opportunity

IBG BLOCKFUEL ENERGY

BlockFuel is uniquely positioned to benefit from tailwinds in Oil & Gas production and Bitcoin mining

1. **Traditional power infrastructure is under strain**, unable to meet accelerating demand from AI and data center growth. The United States has to keep up with demand to remain competitive.
2. **Innovative energy solutions** are critical to supporting the AI-driven digital economy
3. **Existing upstream energy production assets** are often not optimized for production, resulting in uncaptured, excess energy
4. **Unlock untapped value** from existing energy production assets by monetizing previously uncaptured energy into cryptocurrency directly at the energy production source with superior unit economics

Stranded Natural Gas limits Oil well production; BlockFuel monetizes this inefficiency through Bitcoin

- **BlockFuel Energy** - combines **state-of-the-art power generation** with **oil and gas exploration to power Bitcoin mining operations**
- **Immediate Cash Flow - Oil & gas** acquisitions are **cash-flow positive from day one**, generating multiple revenue streams from **oil, NGLs, and gas-to-power operations**
- **Proven Execution** - The BlockFuel management team has successfully **deployed modular crypto-mining operations** at oil and gas sites across North America
- **Vertically integrated model** - positions BlockFuel Energy to **capture value** across both **traditional energy and digital asset markets** while **mitigating exposure to single-sector volatility**

Building BTC Treasury in the Oil Field

BlockFuel Energy has identified actionable oil field targets in the Woodford Shale & Mississippian Lime Play, which are uniquely suited for our strategy

BlockFuel Energy has the opportunity to **transform stranded or flared natural gas into electricity** at the wellsite — powering **Bitcoin mining**

Multiple Revenue Streams

- Oil
- NGL's
- Bitcoin



Step 1

Natural Gas from Oil Wells are redirected from the "Flare Stack" or Sales Line

Step 2

The Gas then fuels a Generator producing Electricity

Step 3

The Electricity is then used to produce (mine) Bitcoin

Initial Project - Oklahoma

- Oil and Gas Leases ~38,400 acres – Extensive Infrastructure

  - 14 Production Hubs (Storage Tanks and Gas Gathering)
  - 32 Proven Developed Producing Wells /
    - 40 Proven Non-Producing Wells for recompletion
    - 10 Saltwater Disposal Wells (SWD) and Storage
  - Oil and Gas Gathering Systems across acreage
  - Electrical distribution network

- Digital Production PODS (to be deployed) – Multiple Sites

  - 2mw Natural Gas Generator – 5 x 400kw
  - 2 x 40-foot Containers
  - 520 ASIC Miners – 211 th/s
  - Starlink Enterprise

BlockFuel Management Team

DANIEL LANSKEY
Executive Chairman & CEO



25+ years experience in resources, oil and gas and information technology

Extensive long-term oil and gas contractor network in Oklahoma and Kansas

Relevant Experience:
Founder/Managing Director: Austex Oil Ltd
- (ASX:AOK/TSXV:ATO) (2006-2014)
- Start-up to $US30M of annual revenue in Northern OK, USA.

Director: Timeless Capital Corp
- (TSXV:TLC)

Founder/Director: QMines Limited
- (ASX:QML)

Founder/Director: NED MacArthur Minerals
- (ASX: MIO)

Non-Executive Chairman: Pryme Energy Ltd. & Raya Group Limited
- (ASX:PYM) & (ASX:RYG)

RUSSELL DIDLAKE
Chief Operations Officer



20+ years USA oil operator and owner – Pike Energy Inc. (Oklahoma)

15 years experience as a Landman – successfully purchasing and leasing oil and gas mineral rights in Oklahoma

Extensive local contractor network

Graduate of Oklahoma State University – Business Management

JASON HAKS
Chief Technology Officer



30+ years international business

Experience in manufacturing, and I.T. software development

Owner/Investor information technology companies with Asia Pacific and North American focus

Online system architecture – distributed ledger technologies, DeFi and data centers

Innovative social media & E-Mail campaign deployment for private and public companies

MAGNUS LAI
Chief Blockchain Officer



15+ years of combined experience in advanced hardware, software development and successful project capital raising

Extensive background in designing, upgrading, and commissioning advanced critical control systems

Along with traditional engineering expertise, has driven innovative projects in blockchain and quantitative trading, advising on data-driven solutions and developing LST protocols

A truly unique blend of experiences positions Magnus as an ideal advisor for ventures looking to integrate established engineering practices with emerging technologies, such as efficient bitcoin mining using surplus energy

IBG - Continued Operations

A portfolio of powerful brands

Specialty Brand owner and producer with over 80% gross margins in its "Bitters" brands

State-of-the-art beverage innovation and production facility approved for manufacture under the stringent "Coca-Cola" manufacturing standards in Sydney, Australia

All levels of Licenses available to an alcoholic beverage company in Australia for Manufacturing, Importation, Exportation, Under-bond storage, Distribution and cellar door or Direct to consumer

IBG has an exclusive long term Bitters manufacturing agreement with Coca-Cola Amatil ("CCA") expiring in 2033 with a locked-in highly attractive Gross Profit Margin and annual inflation cost increases

Sydney, Australia - Headquarters, distillery / innovation, and manufacturing facility

***60** unique formulations across*
***13** alcoholic and non-alcoholic brands*



cheeky
cheeky
VOCO

IBG Management Team

Sahil Beri
Chief Executive Officer



Masters in Pharmacy. Applies a science focused approach to new formulation development

Wine and spirits collector

10 years of operational excellence in the beverage industry

Proficient in formulation, new product development, commercialization, and business development

Held the role of Director and Chief Technology Officer at Sway Energy Corp

Eric Yu
Chief Financial Officer



Over 15 years of experience in accounting firms, management consulting, and commercial corporations in the food and beverage industry

Extensive experience in private and public companies listed on the Australian Stock Exchange

Worked in Australia and China, assisting businesses with accounting functions, finance transformation, and performance improvement.

Genevieve Jodhan
Chief Sales Officer



Beverage industry veteran who served as CEO of Angostura Holdings, a $1B revenue publicly traded company, the world's leader in bitters

Over 28 years of experience in brand building, business development, new product development, and supply chain management in the beverage industry

Track record of success delivering results in international business development, revenue growth and global distribution